UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM C UNDER

THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Names of issuers

Wind Harvest Pilot Project Inc
(as finance subsidiary of
Wind Harvest International, Inc.
and issuer of the promissory notes)

Wind Harvest International, Inc.
(as guarantor of the promissory notes (issuer of the guarantees)
and parent of Wind Harvest Pilot Project, Inc.)

Legal status of issuers

Form

Wind Harvest Pilot Project Inc: Public Benefit Corporation
Wind Harvest International, Inc.: Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

Wind Harvest Pilot Project Inc: April 7, 2020

Wind Harvest International, Inc.: January 6, 2006

Physical address of issuer

712 Fifth Street

Davis, CA 95616

Website of issuer

www.windharvest.com

FINANCIAL SUMMARY FOR WIND HARVEST INTERNATIONAL, INC. AND

WIND HARVEST PILOT PROJECT INC

FROM 2020 AND 2021 CONSOLIDATED AUDITED FINANCIAL STATEMENTS

(EXHIBIT F)

	Most recent fiscal year end (2021)	Prior fiscal year end (2020)
Total Assets	$258,914	$370,367
Cash and Cash Equivalents	$96,845	$93,152
Accounts Receivable	$0	$277,215
Short-term Debt	$402,874	$8,864,349
Long-term Debt	$12,949,189	$2,015,505
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(2,630,249)	$(1,032,821)

Please note that the fill-in-the-blank cover sheet that the Securities and Exchange Commission requires to be filed with this report lists only Wind Harvest Pilot Project Inc as issuer but includes financial data from the consolidated financial statements of Wind Harvest International, Inc. (who is the guarantor in the offering described herein) and Wind Harvest Pilot Project, which is the subsidiary of Wind Harvest International, Inc.

Form C-AR

2021
Annual Report
of
Wind Harvest Pilot Project Inc
and Wind Harvest International, Inc.
Following a 2020-2021 Offering of Guaranteed Promissory
Notes under Regulation Crowdfunding

This report is intended to be read by investors in the Regulation Crowdfunding Offering (the "2020-2021 Reg CF Offering"), commenced in 2020 and concluded in 2021, of guaranteed promissory notes (the "2020-2021 Notes") issued by Wind Harvest Pilot Project Inc ("WHPP") and guaranteed by Wind Harvest International, Inc. ("Wind Harvest" and, together with WHPP, the "Issuers," the "Companies," "we," "our," "ours," and "us"). The parallel offering of 2020-2021 Notes under Rule 506(c) of Regulation D under the Securities Act will be referred to herein as the 2020-2021 506(c) Offering and, together with the 2020-2021 Reg CF Offering, the 2020-2021 Note Offerings.

Investors in the 2020-2021 Reg CF Offering will be referred to herein as the "2020-2021 Reg CF Investors," "you," "your," and "yours." Investors in the parallel 2020-2021 506(c) Offering will be referred to herein as the "2020-2021 506(c) Investors," and together with the "2020-2021 Reg CF Investors," the "Investors."

Pursuant to Rule 202 of Regulation Crowdfunding (17 CFR § 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the issuer's web site an annual report along with the financial statements of the issuer certified by the principal executive officer of the issuer to be true and complete in all material respects and a description of the financial condition of the issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

As the issuer of the 2020-2021 Notes, WHPP is the primary issuer in the 2020-2021 Reg CF Offering. However, because Wind Harvest issued guarantees (also securities) in the 2020-2021 Reg CF Offering, we are including the disclosures for Wind Harvest as well. Moreover, as more fully described later in this report, Wind Harvest has used the offering proceeds to finance its projects; Wind Harvest's revenue and capital is being used to repay Investors; and Investors' ability to recover or receive a return on the investments depends entirely on the success of Wind Harvest.

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Address	Website
Wind Harvest Pilot Project Inc.	Public benefit corporation	Delaware	April 7, 2020	712 Fifth Street Davis, CA 95616	windharvest.com
Wind Harvest International, Inc.	Corporation	Delaware	January 6, 2006	712 Fifth Street Davis, CA 95616	windharvest.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:
(1)   Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2)   The name and principal business of any corporation or other organization in which such occupation and employment took place.

WHPP

Officers and directors and their positions with WHPP:

Officer	Positions held at WHPP	Time periods positions have been held
Cornelius Fitzgerald	Chief Financial Officer Director	2020-present 2020-present
Christine Nielson	President Director	2020-present 2020-present
Kevin Wolf	Chief Executive Officer Director	2020-present 2020-present

Wind Harvest

Officers and directors and their positions with Wind Harvest:

Officer	Positions held at Wind Harvest	Time periods positions have been held
Teresa McLean	Secretary	2022-present
Kevin Wolf	CEO COO President/CEO Director	2006-2009 2009-2019 2019-present 2006-present
Cornelius Fitzgerald	Treasurer Director (elected by the Common Shareholders) CEO	2019–present 2012-present 2015-2019

Director	Positions held at Wind Harvest	Time periods positions have been held
Christine Nielson	Director	2020-present
Kevin Wolf	Director CEO COO President/CEO	2006-present 2006-2009 2009-2019 2019-present
Cornelius Fitzgerald	Director (representing the Common Shareholders) Treasurer CEO	2012-present 2019-present 2015-2019

See **Exhibit A** for the principal occupation and employment of directors and officers over the past three years.

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

WHPP

Name of Holder	No. and Class of Securities Now	% of Voting Power Prior to

	Held	Date of Report
Wind Harvest International, Inc.	6,000,000 Common Shares	100

Wind Harvest

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
SAAM Wind Investors LLC	30,000,000 Common Shares	25%

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

For a description of our anticipated business plan, please see our financial condition discussion in response to Rule 201(s) below as well as our Pitch Deck, which is filed herewith as **Exhibit B**.

Rule 201(e) The current number of employees of the Issuer.

WHPP: Zero
Wind Harvest: 14

(Please note that the fill-in-the-blank cover sheet required to be filed with this Form C-AR lists only Wind Harvest Pilot Project Inc as the issuer but states 14 as the number of employees, all of which are employees of Wind Harvest.)

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

RISK FACTORS

A crowdfunding investment involves risk. Investors should not invest any funds in an offering unless they can afford to lose their entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuers and the terms of the offering, including the merits and risks involved. The 2020-2021 Notes have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC did not pass upon the merits of any securities offered or the terms of the 2020-2021 Reg CF Offering (or the 2020-2021 506(c) Offering), nor does it pass upon the accuracy or completeness of any offering document or literature.

The 2020-2021 Notes were offered under exemptions from registration; however, the SEC has not made an independent determination that those securities were exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

WHPP loaned the proceeds of the 2020-2021 Note Offerings to Wind Harvest through the Wind Harvest Loans (which are defined in our response to Rule 201(q)) and is using Wind Harvest's annual interest payments and final principal payment to make payments on the 2020-2021 Notes issued to Investors. (The 2020-2021 Notes are defined and described in our response to Rule 201(m).) WHPP has no other means with which to pay Investors in the 2020-2021 Notes other than proceeds from the Wind Harvest Loans. If Wind Harvest defaults on the Wind Harvest Loans, due to bankruptcy or any other reason, WHPP may not be able to recover the full amount it loaned to Wind Harvest and will likely not not be able to fully repay Investors in the 2020-2021 Notes or pay them interest on their investments. Wind Harvest has provided an unconditional Guaranty (defined in our response to Rule 201(m)) that it will make payments due under the 2020-2021 Notes if WHPP does not. However, if Wind Harvest is unable to repay WHPP, it will most likely be unable to meet its obligation under the Guaranty. Further, the 2020-2021 Note and Guaranty are unsecured, so there is no collateral that Investors in the 2020-2021 Notes would be able to seize from Wind Harvest in order to receive principal and interest payments.

It is possible that the Issuable Shares described in our response to Rule 201(m) will not be sold at a profit, or be sold at all, and thus WHPP's ownership of the Warrants described in Rule 201(m) may not realize any value for Investors in the 2020-2021 Notes. Wind Harvest may never have a future equity financing nor undergo a liquidity event such as a sale of the company or an IPO that would cause there to be a market for the Issuable Shares. Further, WHPP has discretion as to whether and when to exercise the Warrants and sell the Issuable Shares. Under the terms of the 2020-2021 Notes, WHPP is only obligated to make Reasonable Efforts (as defined in our response to Rule 201(m)) to exercise the Warrants and sell the Issuable Shares. Investors in the 2020-2021 Notes could thus receive little or no profit from the sale of the Issuable Shares, and Investors' return could be limited to the fixed interest rate on the 2020-2021 Notes.

An employee we terminated has claimed that we breached his employment agreement. He has retained counsel and has threatened to bring a lawsuit. To avoid litigation, the parties agreed to attempt to settle their differences by securing the services of a private mediator, which mediation will take place this October. The employee's attorney has not made a formal settlement demand, but an estimate of costs, fees and potential liability if this case were to be resolved through mediation would include: Mediation - $2,500, Severance - $150,000, wages - $100,000, Attorney costs - $10,000. At this time, we are unable to predict the extent of the harm, but this dispute may harm our financial condition.

We predict that the design of our turbines and our projects' advanced motion detection technology will prevent flying wildlife from being harmed by our turbines. However, we are still assessing whether this will be the case. If our turbines do cause substantial harm to wildlife, this may have a negative impact on sales and our financial condition.

There is currently no, and there may never be any, secondary market trading in the 2020-2021 Notes, and Investors' ability to sell the 2020-2021 Notes is further limited by transfer restrictions under applicable securities laws. If an Investor is able to sell their 2020-2021 Note, there is no guarantee that the Investor will be able to sell for a price greater than—or equal to—the price the Investor paid for the 2020-2021 Note.

External factors such as government policies on subsidizing fossil fuels, tax subsidies for renewable energy, possible large increases in the cost of raw material and/or labor, supply chain restraints and trade embargoes could affect Wind Harvest's profitability and markets.

Investors in the 2020-2021 Notes have no voting rights and no ability to make decisions regarding the affairs or operations of WHPP or Wind Harvest.

The COVID-19 virus could cause Wind Harvest's or WHPP's key persons to become debilitated or even die. If lost, these people would be costly to replace.

Wind Harvest cannot assure Investors that it will be able to achieve or sustain profitability in the future. Wind Harvest has not generated revenue but has incurred operating losses since its inception. Wind Harvest has sustained net losses of $2,630,249 and $1,032,821 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for such years. As of December 31, 2021, Wind Harvest had an accumulated deficit of over $18,035,679, limited liquid assets with cash of $96,845 and current liabilities in excess of current assets by $143,960. In order to remain a going concern one year from now, Wind Harvest will need to raise sufficient funds from investors to meet its obligations. The companies may not raise enough in the 2022 Note Offerings (defined in our response to Rule 201(r)) and a planned Series B round to do this.

If the companies raise enough to allow Wind Harvest to remain a going concern one year from now, there is still no guarantee that the companies will raise enough to permit Wind Harvest to continue in its plans to certify, install, sell, and license its technology. In order to continue these plans, Wind Harvest will require additional financing, including equity or debt offerings, in excess of the proceeds of the 2022 Note Offerings and the Series B raise. Funding from all future sources of capital, including the 2022 Note Offerings and the Series B round, may be limited, unavailable, or not available on favorable terms. There is no assurance that Wind Harvest will in fact be successful in the wind turbine distributed- or utility-class or other business lines, or that Wind Harvest will succeed in obtaining funds in sufficient amounts to proceed with its strategy when capital is needed. If such capital and financing cannot be obtained for any reason, Wind Harvest may not be able to proceed with its business plans and may be required to scale back its strategic initiatives or go bankrupt.

The projects in Wind Harvest's expected sales pipeline may not materialize in a timely manner or at all. Customers and projects typically undertake a significant development process that can result in a lengthy sales cycle. Furthermore, they require land use permits, including environmental review of impacts on wildlife, grid connection permits, and power purchase agreements that are outside of the project team's ability to control. Government decisions at the local, state and national level can affect the ability for these deeded project milestones to be achieved.

Even if projects using Wind Harvest's technology do materialize, there is no guarantee that the technology will result in greater reliability or energy output than other energy technologies. In some cases, energy output from the *Wind Harvesters* may be lower. If *Wind Harvesters* do not perform as well as other energy technologies, sales, and Wind Harvest's financial condition, could suffer.

The exact cost to manufacture, install and operate our *Wind Harvesters* is unknown. If that cost is too high, we may not be able to find licensees or purchasers of our technology.

Wind Harvest's pipeline of projects may face unanticipated changes or delays that could negatively impact the ability of these projects to be able to buy Wind Harvest's turbines. The long sales cycles may require Wind Harvest to delay revenue recognition until certain milestones or technical or implementation requirements have been met.

Wind Harvest has not yet secured licensees for its technology. There is no guarantee that Wind Harvest will be able to license its technology. Wind Harvest's expectations of future financial success is based in part on its ability to enter licensing agreements. If it cannot do so, its profitability could be materially affected.

Problems with quality or performance in Wind Harvest's products or products based on Wind Harvest's technology that are manufactured by Wind Harvest's licensees could have a negative impact on Wind Harvest's relationships with customers and its reputation and cause reduced market demand for Wind Harvest's products. Though Wind Harvest will require component suppliers to meet and follow the IEC 61400 requirements for quality control in the manufacturing, installation and maintenance of Wind Harvest's wind turbines, and Wind Harvest will conduct periodic inspections, including inspections of facilities, processes, and raw materials, there could nonetheless be problems with the quality or performance of the wind turbines that could adversely affect Wind Harvest due to warranty claims or other contractual damages in the future.

Wind Harvest's customers' inability to obtain financing to make purchases from Wind Harvest or maintain their businesses could harm Wind Harvest's business and negatively impact revenue, results of operations, and cash flow. Most of Wind Harvest's customers will require substantial financing to make purchases from Wind Harvest and complete projects. The potential inability of these customers to access the capital needed to finance purchases of Wind Harvest's products and to meet their payment obligations to Wind Harvest could adversely impact Wind Harvest's financial condition and results of operations. If Wind Harvest's customers become insolvent due to market and economic conditions or otherwise, it could have an adverse impact on Wind Harvest's business, financial condition and results of operations.

There are a number of risks associated with international operations that could harm Wind Harvest's business. Wind Harvest plans to sell products and provide services on a global basis and plans to expand into all countries with mid-level wind resources. Wind Harvest's ability to grow in international markets could be harmed by factors, including:

  *changes in political and economic conditions and potential instability in certain regions;

*currency control and repatriation issues;

*changes in regulatory requirements or in foreign policy, including the adoption of domestic or foreign laws, regulations and interpretations detrimental to Wind Harvest's business;

*changes to regulatory incentives to purchase wind turbines or produce or utilize wind energy;

*possible increased costs and additional regulatory burdens imposed on Wind Harvest's business;

*burdens of complying with a wide variety of laws and regulations;

*difficulties in managing the staffing of international operations;

*increased financial accounting and reporting burdens and complexities;

*terrorist attacks and security concerns in general;

*changes to tax laws, compliance costs and challenges to Wind Harvest's tax positions that may have adverse tax consequences to us;

*changes, disruptions or delays in shipping or import/export services;

*reduced protection of Wind Harvest's intellectual property rights.

In addition, Wind Harvest plans to conduct certain functions, including customer sales and service operations, in regions outside of the U.S. Wind Harvest is subject to both U.S. and local laws and regulations applicable to Wind Harvest's offshore activities, and any factors which reduce the anticipated benefits associated with providing these functions outside of the U.S., including cost efficiencies and productivity improvements, could harm Wind Harvest's business.

We believe Wind Harvest's current intellectual property rights are, and future intellectual property rights will, be valuable, but any inability to protect them could reduce the value of Wind Harvest's products, services and brand. If Wind Harvest is unable to protect its intellectual property, Wind Harvest's competitors could use its intellectual property to market similar products, which could reduce the demand for Wind Harvest's products. Wind Harvest's success depends substantially upon the internally developed technology that is incorporated in Wind Harvest's products. Wind Harvest will rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with Wind Harvest's employees, customers, strategic partners, suppliers, and others to protect Wind Harvest's intellectual property rights. The steps Wind Harvest takes to protect its intellectual property rights may, however, be inadequate. Any breach or violation of Wind Harvest intellectual property rights by any of Wind Harvest's licensees could adversely affect Wind Harvest's competitive position and the value of Wind Harvest's assets.

Intellectual property right claims are expensive and time consuming to defend, and if resolved adversely, could have a significant impact on Wind Harvest's business, financial condition and operating results. In the event of a conflict between Wind Harvest's patents or current or future patent applications and the activities of other parties, infringement proceedings may be pursued by or against Wind Harvest. The legal proceedings necessary to defend the validity of patents and to prevent infringement by others can be complex and costly, and the outcomes of these legal proceedings are often uncertain. These legal proceedings might adversely affect Wind Harvest's competitive position and the value of its assets, and there can be no assurance that the outcomes of the proceedings would be successful.

Wind Harvest may not be able to receive patents on all of its expected patent applications. Patent applications in the U.S. are maintained in secrecy until the patents are published or are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that Wind Harvest will be the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. Accordingly, we cannot be certain that the patent applications that Wind Harvest files will result in patents being issued. If we do not receive patents for our technology, we may be unable to capture a significant share of the market for mid-level wind turbines.

Wind Harvest's business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism, any of which could result in system failures and interruptions that could harm Wind Harvest's business. Although Wind Harvest's systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, rolling blackouts, telecommunication failures, terrorist attacks, cyber-attacks, computer viruses, computer denial-of-service attacks, human error, hardware or software defects or malfunctions (including defects or malfunctions of components of Wind Harvest's systems that are supplied by third party service providers) and similar events or disruptions. Despite any precautions Wind Harvest may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility Wind Harvest uses without adequate notice for financial or other reasons, or if there are other unanticipated problems at Wind Harvest's facilities. Wind Harvest does not carry business interruption insurance sufficient to compensate it for losses that may result from interruptions in Wind Harvest's service as a result of system failures. A system outage or data loss could harm Wind Harvest's business, financial condition and results of operations.

Wind Harvest's insurance policies and financial resources may not be sufficient to cover the costs associated with personal injury, property damage, product liability and other types of claims brought against it. Wind Harvest is exposed to potentially significant risks associated with product liability or other claims if Wind Harvest's products or manufacturing activities cause personal injury or property damage, whether by product malfunctions, defects or other causes. If product liability claims are brought against Wind Harvest in the future, any resulting adverse publicity could hurt Wind Harvest's competitive standing and reduce revenues from sales of its products. The assertion of product liability, personal injury or property damage claims against Wind Harvest could result in significant legal fees and monetary damages and require Wind Harvest to make large payments. Any business disruption or natural disaster could result in substantial costs, lost revenues and diversion of resources. Wind Harvest's insurance coverage is limited for product liability and other claims against Wind Harvest or its directors and officers, as well as for business disruption, natural disasters and life insurance on its CEO. Therefore, Wind Harvest may not have adequate insurance and financial resources to pay for its liabilities or losses from any such claim or cause.

Wind Harvest depends on highly skilled personnel to engineer its turbines and develop renewable energy projects, and if it is not able to hire, retain and motivate its personnel, Wind Harvest may not be able to grow effectively. Competition for talented engineers and senior management is strong, and Wind Harvest's future success will to some extent depend upon the contribution of a small number of key executives and personnel. Moreover, Wind Harvest's ability to successfully develop and maintain a competitive market position will depend in part on Wind Harvest's ability to attract and retain highly qualified and experienced management and engineers. The failure to attract and retain necessary personnel could have an adverse impact on Wind Harvest's business, development, financial condition, results of operations and prospects.

The future success of Wind Harvest and WHPP depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on Wind Harvest and WHPP. There can be no assurance that Wind Harvest or WHPP will be successful in attracting and retaining other personnel they require to successfully grow their business.

Christine Nielson, Kevin Wolf, and Cornelius Fitzgerald are part-time officers of WHPP. As such, it is likely that WHPP will not make the same progress as it would if that were not the case.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

WHPP issued $1,470,766 in Notes in the 2020-2021 Reg CF Offering and $473,249 in Notes in the 2020-2021 506(c) Offering. (Please note that the amount stated in **Exhibit B** (Pitch Deck) for the 2020-2021 506(c) Offering is approximate and does not include $27,500 that was invested in 2022.)

Summary of the terms of the 2020-2021 Notes

The following summary is intended to be only a summary of some of the key terms of the 2020-2021 Notes and the Guaranty. It is not a complete description of the terms of the 2020-2021 Notes and Guaranty. Please see the forms of the 2020-2021 Note and the Guaranty filed herewith as **Exhibit C** for the complete terms of the investment. The following summary is qualified in its entirety by the forms of the 2020-2021 Note and the Guaranty filed herewith as **Exhibit C**.

Moreover, any summary of the terms of the 2020-2021 Notes included in the financial statements is a summary only and is qualified in its entirety by the forms of 2020-2021 Note and Guaranty. In particular, the 2020-2021 Note itself does not entitle the Investors to the profits from the sale of 640 common shares per $100 raised in the 2020-2021 Note Offerings. However, the companies did state in the Form C filed in connection with the 2020-2021 Reg CF Offering that Investors would receive such profits, if any.

Each 2020-2021 Note has the following principal provisions:

Interest Rate: Each 2020-2021 Note bears simple interest of 8% per annum (computed on the basis of a 365-day year and the number of days actually elapsed); provided that WHPP offered a simple interest rate of 10% per annum (computed on the basis of a 365-day year and the number of days actually elapsed) on amounts invested that were part of the first $600,621 raised from the Investors in the 2020-2021 Notes (Early Bird investments).

Annual Interest Payments: Within 60 days following the end of each fiscal year before the Maturity Date, WHPP shall make a payment of the interest accrued for the most recently ended fiscal year.

Maturity: Except as otherwise provided in the 2020-2021 Note, all unpaid principal, interest, and any other sums owing under such note shall be due and payable in full on the Maturity Date.

"Maturity Date" shall mean December 31, 2027.

Prepayment Rights: The 2020-2021 Note may be prepaid without penalty at WHPP's option.

Subordination: The 2020-2021 Note will be subordinated to all indebtedness of WHPP to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Stock Sale Payment: WHPP shall make Reasonable Efforts to exercise the Warrants and resell all of the shares issuable thereunder (the "Issuable Shares") before the Maturity Date. WHPP shall have no obligation to exercise the Warrants or to sell any of the Issuable Shares.

"Reasonable Efforts" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

If, before the Maturity Date, WHPP has resold any or all of the Issuable Shares, WHPP shall pay to each Investor the Investor's Pro Rata Share of the profit from such resale. Such resale and payment may occur in one transaction or in multiple transactions before the Maturity Date, provided that WHPP shall pay to each Investor the Investor's Pro Rata Share of the profit from each resale within 60 days following such resale. WHPP intends to try to hedge risk while attempting to return the highest value it can to the Investors through the sale of the Issuable Shares.

"Pro Rata Share" means, for any Investor in the 2020-2021 Notes, the ratio that results from dividing the original amount of the Investor's investment by the total original amount invested by all of the Investors in the 2020-2021 Notes.

"Warrants" means WHPP's warrants issued in 2020 or 2021 to purchase shares of common stock of Wind Harvest, except that, for a minority of the 2020-2021 Notes, "Warrants" means those warrants issued by Parent to WHPP during the period 2020-2022.

Security: The 2020-2021 Note will be unsecured.

Guaranty: WHPP is a wholly owned finance subsidiary of Wind Harvest under Rule 3a-5 under the Investment Company Act of 1940 (the "Rule"). As such, WHPP's primary purpose is to finance the business operations of Wind Harvest. In accordance with the Rule, Wind Harvest has unconditionally guaranteed any and all payments due under the 2020-2021 Notes.

To comply with the Rule, the guaranty from Wind Harvest (the "Guaranty") provides that if WHPP defaults in any payment due under the 2020-2021 Note, the Investor may institute legal proceedings directly against Wind Harvest to enforce the Guaranty without first proceeding against WHPP.

The Guaranty will be subordinated in right of payment to all indebtedness of Wind Harvest to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Information Rights: Upon request, WHPP will deliver to the Investor the unaudited financial statements for WHPP's most recently ended fiscal year. WHPP shall have 120 days following the end of each fiscal year to prepare such statements.

Assignment: Either party may assign or transfer their rights and obligations under the 2020-2021 Note so long as such assignment complies with all applicable laws and regulations.

Amendment: The 2020-2021 Note may be amended by mutual agreement of the parties in writing, provided that provisions regarding the Stock Sale Payment may only be amended by the written consent of WHPP and Investors holding a majority of the aggregate outstanding principal amount under all of the 2020-2021 Notes.

WHPP has loaned to Wind Harvest the majority of the funds raised through the 2020-2021 Note Offerings to be used for Wind Harvest's operations and other business projects and purposes as described in our response to Rule 201(s). Wind Harvest is using proceeds of future capital raises and/or the revenue generated from such business projects to pay the interest and principal it owes on the loans from WHPP, and WHPP is using these funds to pay the interest and principal owed to Investors in the 2020-2021 Note Offerings.

For every $1,000 WHPP received in the 2020-2021 Note Offerings from 2020 to 2022, Wind Harvest issued WHPP Warrants to purchase approximately 6,400 shares of its common stock. As more fully described above, the 2020-2021 Notes promise Investors a portion of the profits from any sale of the Issuable Shares under the Warrants if such sale occurs before December 31, 2027. For some Investors, Issuable Shares include those issuable under Warrants issued to WHPP in 2020 or 2021. For others, Issuable Shares include those issuable under Warrants issued to WHPP from 2020 through 2022. The vast majority of the Warrants were issued in 2020 and 2021. Only 176,000 were issued in 2022 in connection with investment of $27,500.

WHPP's intention, as disclosed in the Form C in connection with the 2020-2021 Reg CF Offering, was for all Investors in the 2020-2021 Notes to share in the profits from the sale, if any, of 6,400 Wind Harvest common shares (issuable under Warrants issued to WHPP) per $1,000 invested in the 2020-2021 Notes. As such, WHPP plans for all Investors in the 2020-2021 Note Offerings to share in the profits from the sale of common shares issuable under all of the Warrants issued during the period from 2020 through 2022, on a pro rata basis as described in the 2020-2021 Notes.

The Investors have no voting rights and will have no voting rights. The voting shareholders of WHPP and Wind Harvest may make decisions with which an Investor disagrees or that negatively affects the value of Wind Harvest's common stock (and thus the profit the Investor receives from sale of Issuable Shares) or the 2020-2021 Note held by the Investor, and the Investor will have no recourse to change those decisions. The Investor's interests may conflict with those of the voting shareholders and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal or advantageous to the Investor.

For example, the voting shareholders may change the terms of the certificates of incorporation of Wind Harvest or WHPP or change the management of Wind Harvest or WHPP or vote to engage in new offerings or register certain of Wind Harvest's or WHPP's securities in a way that negatively affects the value of Wind Harvest's common stock or the 2020-2021 Note.

Other Outstanding Securities

WHPP

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	6,000,000 shares	Yes
The 2020-2021 Notes	$3,000,000	$1,944,015 (plus interest–see the financial statements filed with this	No

		Form C-AR as Exhibit F)	

Wind Harvest

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	262,000,000	18,560,000	Yes
Series A Preferred Stock	117,000,000	100,682,439	Yes

Please note that 86,000,000 shares of Wind Harvest's common stock is reserved under the 2022 Equity Incentive Plan. Please see page 18 of the financial statements, filed with the SEC with this Form C-AR as Exhibit F, for more details about the plan.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Next Round Convertible Note	See the financial statements filed herewith as Exhibit F.
Maas Revocable Trust Convertible Notes	102,311,000 Series A Preferred Shares
Warrants to Purchase Preferred Stock	16,700,000
Warrants to Purchase Common Stock	12,441,696

Please see the financial statements, filed with this Form C-AR as Exhibit F, for more information about the outstanding securities of Wind Harvest.

(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The Investors have no voting rights and will have no voting rights. Wind Harvest, the sole shareholder of WHPP, has sole voting power, and as such, controls all decisions upon which shareholders are entitled to vote. SAAM Wind Investors LLC, the principal shareholder of Wind Harvest identified above, has 25% of the voting shares of Wind Harvest, more voting power than any other shareholder of the Company, and thus will have a significant say in the decisions upon which shareholders are entitled to vote. Wind Harvest and/or SAAM Wind Investors LLC (together, the "Principal Shareholders") may make decisions with which an Investor disagrees or that negatively affects the value of Wind Harvest's common stock (and thus the profit the Investor receives from the sale of the Issuable Shares) or the

Investor's Note, and the Investor will have no recourse to change those decisions. The Investor's interests may conflict with those of the Principal Shareholders, and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal or advantageous to the Investor.

For example, Wind Harvest may change the terms of the certificates of incorporation of WHPP or change the management of WHPP or vote to engage in new offerings or register certain of WHPP's securities in a way that negatively affects the value of the Note.

In addition, SAAM Wind Investors may, with the agreement of holders of only more than 25% of the other voting shares may change the terms of the certificate of incorporation of Wind Harvest, change the management of Wind Harvest or vote to engage in new offerings or register certain of Wind Harvest's securities in a way that negatively affects the value of Wind Harvest's common stock.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

Each Note was offered at its face value, and promissory notes sold by WHPP will continue to be offered at their face value.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

The Investors will not have an ownership interest in WHPP or Wind Harvest, so there is no risk related to minority ownership.

Investors will have no voting rights or other decision-making rights in WHPP or Wind Harvest. Decision-making rights will belong exclusively to the officers, directors, and shareholders of those Companies. It is possible that such officers, directors, or shareholders may make a decision–including the issuance of additional securities, a sale of the Company or the assets of the Company, or transactions with related parties–that has negative consequences for the applicable Company or Companies and affects WHPP's (or Wind Harvest's under the terms of the Guaranty) ability to make payments on the 2020-2021 Notes.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that a 2020-2021 Note issued in the 2020-2021 Reg CF Offering may not be transferred for one year after it is issued unless it is transferred:

(i) To WHPP;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the 2020-2021 Reg CF Investor or the equivalent, to a trust controlled by such investor, to a trust created for the benefit of a member of the family of such investor or the equivalent, or in connection with the death or divorce of such investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who WHPP reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Note that different transfer restrictions apply to a Note issued in the 2020-2021 506(c) Offering and that such restrictions may require an Investor in that offering to hold the Note for more than one year or indefinitely.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

See description of the Wind Harvest Loans in our response to Rule 201(q).

Please see our financial statements, filed with the SEC with this Form C-AR as Exhibit F for a description of other indebtedness of the companies. However, please note that a note in the amount of $250,000 that is part of the convertible notes with principal of $1,357,000 described on page 14 of the financial statements (also known as the Next Round Convertible Notes), has a maturity date of December 31, 2025.

Rule 201(q) A description of exempt offerings conducted within the past three years.

On April 8, 2022 , WHPP completed the 2020-2021 Note Offerings (under Regulation Crowdfunding and Rule 506(c) of Regulation D under the Securities Act) raising $1,944,015. As described below, WHPP loaned $1,850,000 of that amount to Wind Harvest (the "Wind Harvest Loans"). The loans were used to achieve installation of Wind Harvest's Model 3.1 turbine at the UL Advanced Wind Turbine Testing Facility in Texas. (The amount not loaned to Wind Harvest was used to pay (1) crowdfunding portal fees in connection with the 2020-2021 Reg CF Offering and (2) legal fees and other administrative expenses associated with both the 2020-2021506(c) Offering and the 2020-2021 Reg CF Offering).

On July 7, 2020, WHPP issued 6,000,000 shares of its common stock to Wind Harvest pursuant to Section 4(a)(2) of the Securities Act. The total purchase price was $60.

Wind Harvest

Between December 15, 2020 and April 8, 2022 Wind Harvest issued to WHPP promissory notes in a total amount of $1,850,000 under the Wind Harvest Loans. $600,000 of the promissory notes carry an interest rate of 12.85% and $1,225,000 of the promissory notes carry an interest rate of 10.75%. The promissory notes are secured by turbines, related equipment, and power purchase agreements. The promissory notes have a maturity date of December 31, 2027. The exemption used was Section 4(a)(2) of the Securities Act. As described above in this response to Rule 201(q), the Wind Harvest Loans were used to order and prepare Wind Harvest's v3.1 prototype turbine for installation ,test the turbine, build the company and prepare Model 4.0 for manufacturing.

Between Dec. 15, 2020 and April 8, 2022, Wind Harvest issued to WHPP warrants under which 12,441,696 common shares of Wind Harvest are issuable. The warrants were issued in connection with the Wind Harvest Loans.

The Wind Harvest Loans were made in connection with a Loan Facility entered into by the Wind Harvest as borrower and WHPP as lender on June 5, 2020, and amended as of December 1, 2020. The loan documents for the Loan Facility are attached as **Exhibit D**. However, the companies plan to approve an amendment to the Loan Facility, which we expect to (a) increase the amount that Wind Harvest may borrow under the Loan Facility, (b) change the number of warrants Wind Harvest is obligated to issue under the Loan Facility, and (c) change the interest rate on future loans under the Loan Facility.

In 2022, Wind Harvest received proceeds of $334,430 pursuant to exercise of warrants into shares of preferred/common stock. These shares were issued pursuant to an exemption under Section 4(a)(2) of the Securities Act. The proceeds were used for general operating expenses.

From November 2021 to December 2021, Wind Harvest issued 240,000 shares of Series A Preferred Stock as a result of outstanding warrant exercises at an issuance price of $0.05 per share, for gross proceeds of $11,996. These issuances were made pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The proceeds were used for general operating expenses.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the Issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the Issuer was incorporated or organized within the past three years, any

promoter of the Issuer; or

> **(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

We will refer to the transactions described in this Rule 201(r) as "Related Party Transactions."

The Reg CF Offering ended on April 2, 2021, which is more than one year from the date of this report. The Issuers have not commenced a new offering under Regulation Crowdfunding by filing a Form C. However, we intend to file a Form C for an offering under Regulation Crowdfunding (the "2022 Reg CF Offering") shortly after filing this report. We have commenced testing the waters for this offering and are thus already seeking to raise funds again under Regulation Crowdfunding. The 2022 Reg CF Offering will have a minimum raise amount of $100,000. Below we are disclosing Related Party Transactions involving amounts greater than $5,000 (5% of $100,00).

Below are such Related Party Transactions since 2020. Transactions currently proposed are included.

Parties: Kelsey Wolf-Cloud and Wind Harvest
Relationship: Kelsey is the Daughter of Wind Harvest's CEO
Description of Transaction: Wind Harvest gave Kelsey a salary of approximately $30,000 in 2021, and expects to pay her approximately $30,000 in 2022.

Parties: Cornelius Fitzgerald and Wind Harvest
Transaction Type: Loans
Relationship to Issuers: See our response to Rule 201(b).
Description of Transactions:
1. In 2019, Cornelius Fitzgerald loaned Wind Harvest $15,000 through bridge loan notes. Each note has an interest rate of 18%, a 10% origination fee, and a 2020 maturity date. The loan is currently outstanding.
2. In 2014, Cornelius Fitzgerald loaned Wind Harvest $1,400 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/31/2015. The loan is currently outstanding.
3. In 2015, Cornelius Fitzgerald loaned Wind Harvest $29,000 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/30/2016. The loan is currently outstanding.
4. In 2016, Cornelius Fitzgerald loaned Wind Harvest $4,500 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/31/2017. The loan is currently outstanding.
5. In 2017, Cornelius Fitzgerald loaned Wind Harvest $21,600 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/31/2018. The loan is currently outstanding.
6. In 2018, Cornelius Fitzgerald loaned Wind Harvest $12,600 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/31/2019. The loan is currently outstanding.

Parties: Kevin Wolf (with spouse Linda Cloud) and Wind Harvest
Relationship: See our response to Rule 201(b).
Description of Transactions:
1. In 2013, Kevin Wolf and Linda Cloud loaned Wind Harvest $10,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/4/2014. The loan is currently outstanding.
2. In 2014, Kevin Wolf and Linda Cloud loaned Wind Harvest $20,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/5/2015. The loan is currently outstanding.

3. In 2015, Kevin Wolf and Linda Cloud loaned Wind Harvest $80,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/30/2016. The loan is currently outstanding.
4. In 2016, Kevin Wolf and Linda Cloud loaned Wind Harvest $125,019 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/31/2017. The loan is currently outstanding.
5. In 2017, Kevin Wolf and Linda Cloud loaned Wind Harvest $44,600 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/31/2018. The loan is currently outstanding.
6. In 2018, Kevin Wolf and Linda Cloud loaned Wind Harvest $4,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/31/2019. The loan is currently outstanding.
7. In 2019, Kevin Wolf and Linda Cloud loaned Wind Harvest $19,000 through bridge loan promissory notes. The interest rate is 18% and the maturity date is 4/12/2020.. The loan is currently outstanding.
8. In 2020, Kevin Wolf and Linda Cloud loaned Wind Harvest $30,970 through bridge loan promissory notes. The interest rate is 18% and the maturity date is 9/01/2024. The loan is currently outstanding.

Parties: Kevin Wolf and Wind Harvest. In the CEO position, Wolf started receiving a salary of $5000 per month in February. That salary will increase $12,000 per month upon closing of at least a $1 million in Wind Harvest's Series A-1 round and the conversion of at least $5 million of debt into equity

Parties: Mark Wolf.
Relationship: Mark is the Brother of Wind Harvest's CEO
Description of Transactions:

1. In 2020, Mark Wolf loaned Wind Harvest $50,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 07/21/2021. The loan is currently outstanding.
2. In 2021, Mark Wolf loaned Wind Harvest $65,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 11/15/2022. The loan is currently outstanding.
3. In 2022, Mark Wolf loaned Wind Harvest $97,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 07/15/2023. The loan is currently outstanding.

Parties: Wind Harvest and WHPP
Relationship: Wind Harvest is the parent company of WHPP
Description of Transaction: Please see the description of the Wind Harvest Loans in our response to Rule 201(q).

Parties: Wind Harvest and WHPP
Relationship: Wind Harvest is the parent company of WHPP
Description of Transactions: In 2020 and 2021 Wind Harvest issued WHPP warrants under which 12,441,696 common shares are issuable.

Parties: Wind Harvest and WHPP
Relationship: Wind Harvest is the parent company of WHPP
Description of Transactions: In connection with the 2022 Reg CF Offering and an upcoming concurrent offering under Rule 506(c) of Regulation of the Securities Act (the "2022 506(c) Offering" and, together with the 2022 Reg CF Offering, the "2022 Note Offerings"), WHPP intends to loan Wind Harvest up to $2,500,000. WHPP may also loan Wind Harvest up to an additional $2,500,000 in connection with additional offerings.

Parties: Wind Harvest and WHPP

Relationship: Wind Harvest is the parent company of WHPP
Description of Transactions: In connection with the 2022 Note Offerings, the Loan Facility, and potential future offerings, Wind Harvest may issue WHPP warrants under which up to 11,600,,000 common shares are issuable.

MANAGEMENT DISCUSSION SECTION

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each Investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Investors should review the risk factors stated in response to Rules 201(f) and 201(m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Wind Harvest hopes, but of course does not guarantee, that it will be the leading manufacturer of mid-level wind turbines with a solid share of the expected $250+ billion wind farm understory market and the estimated $100 billion distributed energy and behind-the-meter markets for shorter turbines. Wind Harvest's goal is to have $1 billion+ in annual sales by the end of 2027.

The funds from the 2020-2021 Note Offerings allowed Wind Harvest to order Model 3.1 of its turbine and complete testing of the turbine at the UL Advanced Wind Turbine Testing Facility in Texas. [The remaining funds were used to grow the company, develop markets and further the commercialization of Wind Harvest's turbines.]

Shortly after filing this report, we plan to commence the 2022 Note Offerings to achieve the remaining milestones of full certification of the technology and development of projects that are fully ready to buy and install Wind Harvesters. Our goal is to raise a total of $2,500,000 through the 2022 Note Offerings. WHPP will be the issuer and Wind Harvest will be the guarantor of the promissory notes issued in the 2022 Note Offerings. The terms of the 2022 Note Offerings will be similar to the terms of the 2020-2021 Note Offerings. Please see the term sheet attached as **Exhibit E** for more detail regarding the notes offered in the 2022 Note Offerings (the "2022 Notes").

Wind Harvest also plans to conclude an offering of Series A-1 preferred stock this summer, with a total raise amount of $1,500,000 and issuing a total of ~18,000,000shares.

Additionally, Wind Harvest is planning to begin a Series B financing with the expectation that it will conclude in the fall of 2022.

Given Wind Harvest's limited operating history, Wind Harvest cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Wind Harvest

Wind Harvest was incorporated in the State of Delaware in January 2006.

Since then, Wind Harvest has

- Raised ~$12 million since 2006 including capital from the Series A round, convertible notes and short-term loans. Note: The Wind Harvest Company which sold its IP and assets to Wind Harvest had previously raised $5 million equity investments.

- Completed designing and testing the *Wind Harvester* prototypes Model 1.0 and Model 2.0 that provided the Company with the three-blade design.
- Designed and tested Model 3.0, the full-scale commercial prototype and the largest turbine made in the Company's long history.
- Used the data from Model 3.0 to validate its suite of H-type vertical axis wind turbine aeroelastic computer models.
- Completed the engineering, and design review and manufacturing for Model 3.1.

- Installed and completed testing of its Model 3.1 at the UL Advanced Wind Turbine Testing Facility in Texas. The data from testing the turbine further validated the Company's aeroelastic computer models and is invaluable for the technology's commercialization and continuous improvement.

- Finished the design of Model 4.0 and has begun ordering components.

- Has advanced the development of its renewable energy projects.

Wind Harvest has $14 million in its expected 2023-24 project pipeline, and $50 million for 2024-25. The Company has a senior team with 80+ years of experience in wind energy and a head start in vertical axis turbine design, engineering, modeling, prototyping and project development.

WHPP

WHPP was incorporated in the State of Delaware in April 2020. Through 2022, WHPP raised $1,944,015 through the 2020-2021 Notes. WHPP has loaned $1,850,000 of the funds raised to Wind Harvest through the Wind Harvest Loans.[1] The Wind Harvest Loans were primarily used to complete Technology Readiness Level 7 with the installation and testing of Wind Harvest's Model 3.1 turbine at the UL Advanced Wind Turbine Testing Facility in Texas. The Wind Harvest Loans have a maturity date of December 31, 2027. They are secured by up to four wind turbines, income that the turbines generate, and related equipment that Wind Harvest purchases with the loan funds.

Historical Results of Operations

WHPP

Since its incorporation in 2020, WHPP has had no activity other than raising funds from Investors and lending those funds to Wind Harvest.

---

[1] The amount not loaned to Wind Harvest was used to pay (1) crowdfunding portal fees in connection with the 2020-2021 Reg CF Offering and (2) legal fees and other administrative expenses associated with both the 2020-2021 Reg CF Offering and the 2022 506(c) Offering.

WHPP is a finance subsidiary under the Investment Company Act of 1940 and, as such, WHPP's primary purpose is to finance the business operations of Wind Harvest. WHPP does not have and will not have, revenue or income (other than what it receives from or through Wind Harvest, such as principal or interest payments and proceeds from the sale of shares issued by Wind Harvest to WHPP in connection with the 2020-2021 Note Offerings or the 2022 Note Offerings); does not have and will not have any assets independent of its activities to finance Wind Harvest; and and does not have and will not have operations independent of Wind Harvest.

Wind Harvest

Wind Harvest was organized in January 2006 and has limited operations upon which Investors may base an evaluation of its performance. To date, Wind Harvest's activities have been largely confined to research and development and fundraising. Wind Harvest has done no business and has generated no revenue.

Liquidity & Capital Resources

WHPP

As discussed above, WHPP raised $1,944,015 in the 2020-2021 Note Offerings and has loaned $1,850,000 to Wind Harvest through the Wind Harvest Loans. The Wind Harvest Loans are partially secured by turbines and related equipment that Wind Harvest purchases with the loan funds, as well as by future power purchase agreements and the revenue the turbines may realize. WHPP plans to use the majority of the interest and principal payments it receives from Wind Harvest to make interest and principal payments to the Investors.

WHPP does not expect to have any capital resources, income, or revenue beyond the proceeds from the 2020-2021 Note Offerings, the 2022 Note Offerings and any future offerings to investors for the purpose of financing Wind Harvest; the interest and principal payments WHPP receives from Wind Harvest; the proceeds from the sale, if any, of shares issuable under warrants issued from WHPP to Wind Harvest in connection with the 2020-2021 Note Offerings and the 2022 Note Offerings. The profits from the sale of such shares will be divided pro rata among Investors in the 2020-2021 Notes and pro rata among investors in the 2022 Notes according to the terms of such notes. Please see **Exhibit C** for a form of the 2020-2021 Note and Guaranty. Please see **Exhibit E** for a summary of terms of the 2022 Notes and the accompanying guaranty.

Wind Harvest

Wind Harvest has been financed with $3.48M in Series A Preferred Shares through 2021, the conversion of $391,660 of warrants into Series A Preferred Shares in 2022, $1.61 million in short term loans, and $4.86 million in Convertible Promissory Notes. WHPP has loaned Wind Harvest $1,850,000 of the funds raised in the 2020-2021 Note Offerings.

With the funds raised in the 2022 Note Offerings, Wind Harvest plans on advancing its technology and projects to the point where it can sell turbines to customers in 2023. So far, Wind Harvest has installed and tested its Model 3.1 turbine and has advanced the design of Model 4.0 with funds from the 2020-2021 Note Offerings.

With a successful Series A-1 and B rounds (planned for 2022), plus additional financing, Wind Harvest plans to finance and own most of the projects that buy its *Wind Harvesters* in 2023 and 2024.

We intend Wind Harvest to be profitable in 2025. We do not expect this to be possible unless Wind Harvest's turbines are certified and its projects are developed.

In order to become profitable, Wind Harvest plans to raise $25 million in funding beyond the $2.5 million we expect to raise in the 2022 Note Offerings. Below is how we expect to raise that funding.

If Wind Harvest is able to raise an additional $1M from its Series A-1 round, $8M with its Series B round, plus $2.5M from additional offerings under Regulation Crowdfunding and Rule 506(c), and $15-25M from a Series C round in 2023,Wind Harvest expects to generate $14M in sales in 2023 and $42M in sales in 2024. With the extra expenses and aggressive growth strategy that these additional capital raises would allow, Wind Harvest anticipates having an additional $11.3M in cumulative losses in 2022, 2023, and 2024. It projects that it will have a net income of $6.5M in 2025 (and earn more than $57 million in net income by the end of 2026 on $530+ million in sales). Keys to the success of this plan include:

● $2.5 million raised through the 2022 Note Offerings. The majority of the funds raised will be loaned to Wind Harvest in order to allow Wind Harvest to achieve some of the milestones of full commercialization of the technology and advancement of the development of the Company's projects so that the projects are fully ready to buy and install turbines.

● $8 million raised in Wind Harvest's Series B round plus an estimated $3.5 million from other sources. This capital will help fund the projects that buy most of the *Wind Harvesters* expected to be sold in 2023 and 2024.

Shortage of capital has always been Wind Harvest's biggest obstacle. Turbine prototypes and the full commercialization process costs a lot at a time and money during a period when there is no income from product sales. The 2022 Note Offerings, plus additional financing, are Wind Harvest's way around this difficult obstacle.

Wind Harvest needs the proceeds of the 2022 Note Offerings to successfully meet its milestones and prepare for a solid Series B capital round. Wind Harvest also needs the proceeds from the 2022 Note Offerings, plus other investment capital, described in this discussion and analysis to complete its projects, fulfill its mission, and remain a viable business.

Wind Harvest will require additional financing in excess of the proceeds from the 2020-2021 Note Offerings and the 2022 Note Offerings in order to perform operations over its lifetime. Wind Harvest does not have any sources of capital, or potential sources of capital, beyond its historic base of investors, the proceeds from the 2020-2021 Note Offerings, and what has been described in this discussion and analysis.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of these offerings, or any of the other sources of capital described herein, will be sufficient to enable Wind Harvest to implement its strategy. Although capital may be available for early-stage companies, there is no guarantee that Wind Harvest will receive any additional investments from investors.

Wind Harvest has traditionally relied on convertible promissory notes and short-term loans and expects it can continue to do so. Wind Harvest has a network of accredited investors and existing investors who support Wind Harvest. Wind Harvest expects to make an income stream from the sale of electricity produced by the turbines that the Wind Harvest Loans will allow Wind Harvest to make and install.

Runway & Short/Mid Term Expenses

WHPP

Since the date its financials cover, there have been material changes to WHPP. As of July 21, 2022 it has $1,985,889 in total assets (consisting of $1,850,000 in notes receivable, plus interest, from Wind Harvest under the Loan Facility) and $1,978,960 in total liabilities. It has $1,315 in its bank account as of July 21, 2022.

Over the last three months, WHPP averaged $0 in monthly revenues, $0 in monthly expenses, and $0 in cost of goods sold.

We expect that the only revenue that WHPP will receive in the next three to six months is interest on the Wind Harvest Loans. We expect that interest to total $115,000. We expect WHPP's expenses to be $140,000 in the next three to six months.

Wind Harvest

Wind Harvest's cash on hand is $56,190 as of July 21 2022. In the previous three months, revenues averaged $0 per month, cost of goods sold averaged $0 per month, and operational expenses averaged $187,000 per month, for an average burn rate of $187,000 per month. In April 2023, which we project will be 8 months after the initial funding from the 2022 Note Offerings, we expect that the *Wind Harvester* 4.0 in Texas will start generating energy but realize no net income from the electricity it produces per the lease agreement with UL's Advanced Wind Turbine Testing Facility . We anticipate that six to nine months later, those turbines will be moved to an installation in Wyoming or California or Barbados where we expect them to realize net income of ~$2,000 per month per turbine.

As discussed above, if WHPP reaches its minimum target in the 2022 Reg CF Offering ($100,000), WHPP will continue to raise funds through the 2022 Reg CF and 506(c) Offering until the end of 2022. In 2023, WHPP plans to raise additional capital through another offering under Regulation Crowdfunding and Rule 506(c) of Regulation D under the Securities Act. As Wind Harvest's finance subsidiary, WHPP will loan Wind Harvest the majority of the funds raised in all offerings.

Wind Harvest plans to raise capital in the fall of 2022 through a Series B round to family funds and accredited investors.

If the minimum funding target ($100,000) is hit in the 2022 Note Offerings, our runway is expected to be 0.5 months. If the full $2.5M is raised, we expect our runway to be 10 months.

In the next three to six months, we expect Wind Harvest's revenues to be $0 and its expenses to be $1,000,000.

During the 2022 Note Offerings, we will cover short term burn through Series A-1 investments..

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Form C-AR, including its Exhibits, that are not historical are forward-looking statements. These forward-looking statements are typically identified by terms such as "will," "anticipate," "believe," "continue," "could," "can," "estimate," "expect," "foresee," "roadmap," "intend," "likely," "may," "plan," "potential," "predict," "probable," "project," "seek," "should," "aim," "would," "can have," "pipeline," and similar expressions. Forward-looking statements in this Form C-AR, including its Exhibits, may include, among others, statements concerning the following: the *Wind Harvesters'* potential impact on the wind energy industry; the *Wind Harvesters'* future utilization of an untapped wind resource; the *Wind Harvesters'* potential social and environmental impact; the Wind Harvesters' future improvement of the reliability and output of renewable energy projects; Wind Harvest's future sources of capital; the return on investment you may receive if you invest in this offering; the terms and timing of this offering and of future offerings; the sources, amounts, and timing of Wind Harvest's future revenue and profits, if any; Wind Harvest's sales pipeline; the size of the market available to Wind Harvest; the demand for the *Wind Harvester* turbines; the amount of capital Wind Harvest will need to complete its projects; whether and when Wind Harvest projects will be completed; whether and when the certification and installation of the turbines will occur; Wind Harvest's ability to license its technology; how the funds from this offering will be used; and/or whether and when manufacturing and sales of the Wind Harvesters will occur.

You are cautioned not to place undue reliance on these forward-looking statements. They are based on the current beliefs, expectations, and assumptions of our management and are subject to significant risks and uncertainties that are beyond our ability to predict or control. These risk factors include, but are not limited to, those that can be found under "Risk Factors" herein (Question 8) and those identified as risks elsewhere in this Form C-AR. All information provided in this Form C-AR, including its Exhibits, as of the date of filing of this Form C-AR, unless otherwise stated herein. We undertake no duty to update this information unless required by law.

Exhibits List

Exhibit A: Bios of Officers and Directors

Exhibit B: Pitch Deck

Exhibit C: Forms of 2020-2021 Notes and Guaranty

Exhibit D: WHHP/Wind Harvest Loan Documents

Exhibit E: 2022 Note Term Sheet

Exhibit F: Financial Statements

Exhibit G: Wind Harvest Signatures